UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 0-15386
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Cerner Corporation Foundations Retirement Plan
2800 Rockcreek Parkway
North Kansas City, MO 64117
B.	Name of issue of the securities held pursuant to the plan and the address of its principal executive office:

Required Information

Reports of Independent Registered Public Accounting Firms	1

Financial Statements and Schedule

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2009 and 2008	4

Statement of Changes in Net Assets Available for Benefits for the Year ended December 31, 2009	5

Notes to Financial Statements	6

Supplemental Schedule:

Schedule 1 — Schedule of Assets (Held at End of Year) December 31, 2009	19

Exhibit

Exhibit 23.1 — Consent of Independent Auditors

Exhibit 23.2 — Consent of Independent Auditors

SIGNATURE
The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CERNER CORPORATION FOUNDATIONS RETIREMENT PLAN
Dated: June 29, 2010	By:	/s/ Marc G. Naughton
Marc G. Naughton
Executive Vice President & Chief Financial Officer

2

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN
Financial Statements and Supplemental Schedule
December 31, 2009 and 2008 and the
Year Ended December 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Plan Administrator
Cerner Corporation Foundations Retirement Plan
North Kansas City, Missouri
We have audited the accompanying statement of net assets available for benefits of the Cerner Corporation Foundations Retirement Plan (the Plan) as of December 31, 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
We have also audited the adjustments described in Note 11 that were applied to restate the presentation of the 2008 statement of net assets available for benefits to correct an error in reporting the Plan’s Stable Value Fund investment. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2008 statement of net assets available for benefits of the Plan other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2008 statement of net assets available for benefits taken as a whole.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Mayer Hoffman McCann P.C.
Leawood, Kansas
June 28, 2010

Report of Independent Registered Public Accounting Firm
Board of Directors
Cerner Corporation Foundations Retirement Plan
North Kansas City, Missouri
We have audited, before the effects of the adjustment described in Note 11, the accompanying statement of net assets available for benefits of the Cerner Corporation Foundations Retirement Plan (Plan) as of December 31, 2008. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, except for the adjustment described in Note 11, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 in conformity with U.S. generally accepted accounting principles.
/s/ Weaver & Martin, LLC
Weaver & Martin, LLC
Kansas City Missouri
June 29, 2009

Cerner Corporation Foundations Retirement Plan
Statements of Net Assets Available for Benefits

		(Note 11)
	December 31,	December 31,
	2009	2008

Investments at fair value (See Note 3):
Cerner Corporation Common Stock	$323,938,345	$158,576,279
Mutual Funds	252,181,047	160,720,211
Self Directed Brokerage Fund	19,171,810	12,155,461
Stable Value Fund	31,877,702	26,571,079
Loans to participants	5,273,778	4,491,471

Total investments	632,442,682	362,514,501

Cash	—	50,000

Company contributions receivable	2,354,717	—
Other receivable	160,837	13,021

Total receivables	2,515,554	13,021

Net assets reflecting all investments at fair value	634,958,236	362,577,522

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	89,340	843,266

Net assets available for benefits	$635,047,576	$363,420,788

See accompanying notes to financial statements.

Cerner Corporation Foundations Retirement Plan
Statement of Changes in Net Assets Available for Benefits

For the Year Ended
December 31,
2009

Additions to net assets attributed to:
Net appreciation in fair value of investments	$237,729,111
Participant contributions	38,475,763
Rollover contributions	833,583
Company contributions	13,323,797
Interest, dividends, and other investment income	6,720,885

Total additions	297,083,139

Deductions from net assets attributed to:
Distributions to participants	25,313,163
Administrative expenses	143,188

Total deductions	25,456,351

Net increase	271,626,788

Net assets available for benefits at beginning of the year, (Note 11)	363,420,788

Net assets available for benefits at end of the year	$635,047,576

See accompanying notes to financial statements.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
(1)	Description of the Plan

The following brief description of the Cerner Corporation Foundation Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General

The Plan was adopted by the board of directors of Cerner Corporation (the Company or Employer) effective November 1, 1987. All associates of the Company are eligible for participation in the Plan upon attaining age 18 except for the following:
•	Associates whose employment is governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining, unless such agreement expressly provides for participation in the Plan;

•	Certain non-resident aliens who have no earned income from sources within the United States of America;

•	Leased associates; and

•	Associates who were previously not treated as associates of the Company, but who are reclassified as being common law employees of the Company.
Participant Contributions

Participants may elect to make pre-tax contributions from 1% to 80% of their eligible compensation each year to the Plan, subject to certain Internal Revenue Code (IRC) limitations (not to exceed $16,500 in 2009). New participants will automatically have 3% withheld from their compensation, unless they elect a different percentage or to not defer in the Plan. Additionally, participants who attained the age of 50 during 2009 were able to contribute an additional $5,500 in catch-up contributions. Participants also may generally contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
(1)	Description of the Plan (continued)

Company Contributions — First-Tier Match

If the Company elects in a given plan year to make the first-tier match, all eligible participants contributing to the Plan will receive a matching contribution equal to 33% of the participant’s deferral contribution. No first-tier match will be made on the participant’s deferral contributions in excess of 6% of the participant’s eligible compensation, as defined by the Plan. The first-tier match is discretionary, and the above percentages are subject to change by the Plan administrator. A discretionary first-tier “true-up” contribution also may be made at the end of the Plan year. Participants must be employed on the last day of the Plan year and have completed 92 consecutive days of service to be eligible for the “true-up” contribution. First-tier contributions are invested directly in Company common stock. Participants can diversify their first-tier company match after they have completed three years of service, even though they are only 60% vested at that time. For the year ended December 31, 2009, the Company contributed $8,584,668 in first-tier matching and true-up contributions.

Company Contributions — Second-Tier Match

The Company, at its discretion, may elect to make a second-tier match to the Plan. The contribution will be equal to a certain percentage of the participant’s paid base compensation, as defined by the Plan. The percentage is determined by the Company and is dependent on whether certain Company financial metrics meet or exceed pre-established benchmarks. Participants who completed 92 consecutive days of service, and are employed as of the last day of the Plan year are eligible to receive any approved second-tier match. To be eligible to receive the second-tier match contribution, participants must defer at least 2% of their paid base compensation. Second-tier contributions are invested directly in Company common stock. Participants can diversify their second-tier company match after they have completed three years of service, even though they are only 60% vested at that time. For the year ended December 31, 2009, the Company contributed $3,191,082 in the second-tier matching contributions. The second-tier match was offset by the forfeiture balance as of the end of the Plan year, forfeitures used totaled $1,142,365 for the 2009 Plan year.

Company Contributions — Profit Sharing

The Company may also, at its discretion, make an additional profit sharing contribution to the Plan. If such contribution is made, it will be allocated among eligible participants based on each participant’s W-2 compensation. Participants are eligible for the profit sharing contribution if they are employed on the last day of the Plan year and completed 92 consecutive days of employment with the Company during the Plan year. Profit sharing contributions are invested directly in Company common stock. Participants can diversify their profit sharing company contribution after they have completed three years of service, even though they are only 60% vested at that time. For the year ended December 31, 2009 the Company did not make a profit sharing contribution.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
(1)	Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s and the Company’s contributions and allocations of Plan earnings. Participants accounts will also be charged the applicable expense ratio for the funds in which such participant invests. Allocations are based on relative account balances. The benefit to which the participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their account is based on years of service. Participants vest 20% in Company contributions after one year of service and 20% for each additional year of service until a participant is 100% vested upon completing five years of service. Participants become fully vested in their account balance upon normal retirement, permanent disability, or death.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their vested account balance, whichever is less. Loan terms may not exceed 5 years, except for the purchase of a primary residence, in which case the duration may be extended not to exceed 10 years. The loans are secured by the balance in the participant’s account and bear interest at current prime rate plus 1%, which is commensurate with local prevailing rates as determined by the Plan administrator. Interest rates on loans as of December 31, 2009 range from 4.25% to 10.50%. Principal and interest is paid ratably through scheduled payroll deductions.

Payments of Benefits and Transfers

Upon termination of service due to normal retirement, permanent disability, or death, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in the participant’s account. For termination of service for other reasons, a participant may receive the value of the vested interest in the participant’s account as a lump-sum distribution. The Plan Administrator permits in-kind distributions of Cerner Common Stock. In such a case, only whole shares shall be distributed and the value of any fractional share will be distributed in cash.

Within a participant’s account, the participant may make up to 12 transfers out of the Company stock per calendar year with no limit to the amount of stock the participant can move in any one transfer. These transfer provisions relate to Company stock held in a participant’s account relating to participant contributions. Transfers out of Company stock held in a participant’s account relating to Company contributions are prohibited until a participant has at least three years of service with the Company or in the event of termination of employment with the Company.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
(1)	Description of the Plan (continued)

Payments of Benefits and Transfers (continued)

If a participant leaves employment and their vested benefit is less than $5,000 (excluding amounts attributable to rollovers), a lump sum distribution will be made to the participant within a reasonable time after the termination of employment. This will occur regardless of whether the participant has consented to the distribution. If the value of the vested benefit is more than $1,000 and does not exceed $5,000, and the participant does not consent to the distribution or does not inform the Plan where they would like the distribution to be paid, the Plan will roll the distribution over to an individual retirement plan account designated by the Administrator.

Forfeited Accounts

At December 31, 2009 and 2008, forfeited non-vested accounts totaled $1,142,365 and $749,994, respectively. The forfeited non-vested accounts were used to off-set Employer second-tier match contributions for those years respectively.
(2)	Summary of Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan invests in various investment securities. Investments in mutual funds are stated at fair value based on the net asset value of the shares held by the Plan at year-end. Investments in common stock, preferred stock, corporate bonds and limited partnership interests are stated at fair value based upon the closing sales price as reported on a recognized securities exchange on the last business day of the year. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
(2)	Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Contributions

Company and employee contributions are reported in the year services are rendered to the Company by the Plan participants.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain expenses of the Plan are paid by the Company and are not included in the statements of changes in net assets available for benefits.

Recently Issued Accounting Pronouncements

Fair Value Measurements — In April and September 2009, the Financial Accounting Standards Board (“FASB”) issued guidance which (i) provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, (ii) provided guidance on identifying circumstances that indicate a transaction is not orderly, (iii) permitted, as a practical expedient, entities to measure the fair value of certain investments based on the net asset value per share and (iv) expanded the required disclosures about fair value measurements. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or the changes in net assets available for benefits.

Subsequent Events — In May 2009 and February 2010, the FASB issued guidance which established general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. In particular, this guidance established (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or the changes in net assets available for benefits.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
(2)	Summary of Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued)

FASB Codification — In June 2009, the FASB issued new codification standards which represent the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The codification supersedes all non-SEC accounting and reporting standards which existed prior to the codification. All other non-grandfathered, non-SEC accounting literature not included in the codification is non-authoritative. The new codification standards were effective for 2009.

Fair Value Disclosures — In January 2010, the FASB issued guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009 except for (ii) above which is effective for fiscal years beginning after December 15, 2010. The Company is currently evaluating the impact that this guidance will have on the Plan’s financial statement disclosures.

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

		(Note 11)
	December 31,	December 31,
	2009	2008

Cerner Corporation Common Stock	$323,938,345	$158,576,279
Stable Value Fund	31,877,702	26,571,079
Fidelity:
AF Growth Fund of America	66,346,136	45,662,523
Julius Baer International Equity Fund	—	28,607,473
Artio International Equity I Fund	38,646,689	—

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
(3)	Investments (continued)

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Year Ended
December 31,
2009
Cerner Corporation Common Stock	$181,130,770
Mutual Funds	52,317,594
Self Directed Brokerage Fund	4,280,747

$237,729,111

(4)	Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures (formerly SFAS No. 157) provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in inactive markets; inputs other than quoted market prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
(4)	Fair Value Measurements (continued)

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009 and 2008.
Investments at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Cerner Corporation Common Stock	$323,938,345	—	—	$323,938,345
Mutual Funds:
• LifeCycle Funds	63,032,808	—	—	63,032,808
• Bond Funds	12,143,910	—	—	12,143,910
• Large Value Funds	21,876,372	—	—	21,876,372
• Large Blend Funds	20,496,014	—	—	20,496,014
• Large Growth Funds	66,346,136	—	—	66,346,136
• Small Value Funds	26,336,460	—	—	26,336,460
• Mid Blend Funds	3,302,658	—	—	3,302,658
• International /Global Equity Funds	38,646,689	—	—	38,646,689
Self Directed Brokerage Fund:
• Mutual Funds	8,225,262	—	—	8,225,262
• Limited Partnership Interests	157,966	—	—	157,966
• Common Stock	7,383,652	—	—	7,383,652
• Preferred Stock	26,832	—	—	26,832
• Corporate Bonds	79,945	—	—	79,945
• Cash	3,298,153	—	—	3,298,153
Stable Value Fund	—	—	$31,877,702	31,877,702
Participant Loans	—	—	5,273,778	5,273,778

Total investments at fair value	$595,291,202	$0	$37,151,480	$632,442,682

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
(4)	Fair Value Measurements (continued)
Investments at Fair Value as of December 31, 2008 (Note 11)

	Level 1	Level 2	Level 3	Total
Cerner Corporation Common Stock	$158,576,279	—	—	$158,576,279
Mutual Funds	160,720,211	—	—	160,720,211
Self Directed Brokerage Fund
• Mutual Funds	5,730,085	—	—	5,730,085
• Limited Partnership Interests	39,861	—	—	39,861
• Common Stock	3,555,198	—	—	3,555,198
• Preferred Stock	5,840	—	—	5,840
• Certificate of Deposit	100,000	—	—	100,000
• Corporate Bonds	78,957	—	—	78,957
• Cash	2,645,520	—	—	2,645,520
Stable Value Fund	—	—	$26,571,079	26,571,079
Participant Loans	—	—	4,491,471	4,491,471

Total investments at fair value	$331,451,951	$0	$31,062,550	$362,514,501

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009.
Level 3 Assets
Year ended December 31, 2009

	Stable Value	Participant
	Fund	Loans
Balance, beginning of year	$26,571,079	$4,491,471
Interest	611,078	—
Purchases, sales, issuances, and settlements (net)	4,695,545	782,307

Balance, end of year	$31,877,702	$5,273,778

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
(5)	Non-participant-Directed Investment

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

	December 31,	December 31,
	2009	2008

Net assets:
Cerner Corporation Common Stock	$224,644,773	$109,185,421

Year Ended
December 31,
2009
Changes in net assets:
Company contributions	$10,969,080
Investment income	111,844,672
Distributions to participants	(7,718,677)
Other fees and adjustments	364,277

$115,459,352

(6)	Investment contract with JPMorgan Asset Management

The Plan has a benefit-responsive guaranteed investment contract with JPMorgan Asset Management (JPMorgan). JPMorgan maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented on the face of the statements of net assets available benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. Contract value, as reported to the Plan by JPMorgan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

As described in Note 11, the presentation of the statement of net assets available for benefits as of December 31, 2008 has been restated to correct an error in reporting the Plan’s Stable Value Fund investment to properly reflect the fund at fair value and the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
(7)	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for recordkeeping services amounted to $89,440 for the year ended December 31, 2009.

(8)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company contributions.

(9)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 25, 2003 that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(10)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
(11)	Restatement of the Presentation of the Statement of Net Assets Available for Benefits as of December 31, 2008

The presentation of the statement of net assets available for benefits as of December 31, 2008 has been restated to correct an error in reporting the Plan’s Stable Value Fund investment to properly reflect the fund at fair value and the adjustment from fair value to contract value for fully benefit-responsive investment contracts.
Statement of Net Assets Available for Benefits
As of December 31, 2008

	As	As Previously	Effect of
	Restated	Reported	Restatement

Investments at fair value:
Cerner Corporation Common Stock	$158,576,279	$158,576,279	$—
Mutual Funds	160,720,211	166,490,566	(5,770,355)
Self Directed Brokerage Fund	12,155,461	—	12,155,461
Stable Value Fund	26,571,079	—	26,571,079
Other	—	26,547,238	(26,547,238)
Loans to participants	4,491,471	4,491,471	—

Total investments	362,514,501	356,105,554	6,408,947

Cash	50,000	7,391,676	(7,341,676)

Other receivable	13,021	—	13,021

Less: Operating payables	—	76,442	(76,442)

Net assets reflecting all investments at fair value	362,577,522	363,420,788	(843,266)

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	843,266	—	843,266

Net assets available for benefits	$363,420,788	$363,420,788	$—

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
(12)	Subsequent Events

The Company has evaluated subsequent events through the date the report was filed with the Securities and Exchange Commission and the following items were noted:
•	Effective January 1, 2010, the Plan was restated to comply with the provisions of the Economic Growth and Tax Relief Reconciliation Act (EGTRRA). As part of that restatement, the Plan also incorporated all previous amendments, provisions for the Pension Protection Act (PPA) of 2006 and provisions of the Heroes Earnings Assistance and Relief Act (HEART) of 2008.

•	Effective January 1, 2010, the Plan added an additional nonelective contribution available to those individuals who were former employees of the University of Missouri that became Cerner associates in connection with the Tiger Institute Strategic Alliance. Those associates may receive an additional nonelective contribution determined by Cerner in consultation of their actuary for the 2010 — 2014 plan years. The Plan will also allow prior service credits for those associates.

•	Effective January 27, 2010, the Plan was amended to change the definition of compensation with respect to its second-tier matching contribution formula to include, rather than exclude, military differential pay.

Cerner Corporation Foundations Retirement Plan
Schedule H, line 4i — Schedule of Net Assets (Held at End of Year) — December 31, 2009
EIN: 43-1196944
Plan Number: 001

	-b-	-c-
	Identity of issuer,	Description of investment, including	**	-e-
	borrower, lessor or	maturity date, rate of interest, collateral,	-d-	Current
-a-	similar party	par, or maturiry value	Cost	Value

*	Cerner Corporation	Common Stock	$106,186,699	$323,938,345

*	Cerner Stable Value	Stable Value Fund		31,877,702

	TRP Retirement 2005	Mutual Fund		1,568,532
	TRP Retirement 2010	Mutual Fund		1,926,140
	TRP Retirement 2015	Mutual Fund		4,634,264
	TRP Retirement 2020	Mutual Fund		8,263,615
	TRP Retirement 2025	Mutual Fund		7,977,692
	TRP Retirement 2030	Mutual Fund		8,376,132
	TRP Retirement 2035	Mutual Fund		7,046,866
	TRP Retirement 2040	Mutual Fund		8,861,064
	TRP Retirement 2045	Mutual Fund		8,588,888
	TRP Retirement 2050	Mutual Fund		3,166,147
	TRP Retirement 2055	Mutual Fund		428,288
	TRP Retirement Income	Mutual Fund		2,195,180
	American Century Gov’t Bond Inv	Mutual Fund		3,142,540
	ABF Large Capital Value	Mutual Fund		21,876,372
	Loomis Investment Grade BD	Mutual Fund		9,001,370
	Hartford Capital Appreciation	Mutual Fund		11,801,496
	AF Growth of America	Mutual Fund		66,346,136
	American Century Small Capital INV	Mutual Fund		26,336,460
*	Spartan Extnd Market Index	Mutual Fund		3,302,659
*	Spartan US EQ Index	Mutual Fund		8,694,517
	Artio International Equity I	Mutual Fund		38,646,689

		Total Mutual Funds		252,181,047

	Brokeragelink	Self-Directed Brokerage Account		19,171,810
*	Participant loans	Loans with interest ranging from 4.25% to 10.50%		5,273,778

				$632,442,682

*	Party-in-interest as defined by ERISA

**	Shares of Cerner Corporation common stock are partially non-participant-directed. In accordance with instructions to the Form 5500, the Plan is not required to disclose the cost component of the participant-directed investments.